March 27, 2009

Mr. Daniel Morris, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Winnebago Industries, Inc.
Form 10-K: For the Fiscal Year Ended August 30, 2008
Filed: October 29, 2008
Commission File Number: 001-06403

Dear Mr. Morris:

On behalf of Winnebago Industries, Inc. (the “Company”), I am writing in response to the letter from the United States Securities and Exchange Commission (the “Commission”) dated March 16, 2009, containing additional comments with respect to the above-referenced filing. For your convenience, I have reproduced each of the Commission staff’s comments from the above-referenced letter to correspond with our responses below.

Schedule 14A

Competitive Benchmarking, page 19

1.

We note your response to prior comment 7. While you have indicated that you did not benchmark to the General Consultant Database, the Consultant Industry Group, or the Proxy Industry Group (the “Group Databases”) in Fiscal 2008, your disclosure in the spillover paragraph on pages 19-20 suggests that benchmark data from 2007 was carried forward to 2008. Specifically, you state that in Fiscal 2008 you “supplemented the 2007 Compensation Analysis” with additional publicly available executive compensation data. Please note that to the extent that you rely on benchmark information from prior years, you must continue to disclose the identities of the benchmark companies in your filings. Please confirm that you will comply with this comment in future filings.

Mr. Daniel Morris

March 27, 2009

Response:

The Company did not rely upon Fiscal 2008 information derived from the Group Databases as part of its 2008 Compensation Analysis. However, in Fiscal 2008, the Company did utilize the same benchmark information derived from the Fiscal 2007 Consultant Industry Group and Proxy Industry Group that was utilized for the 2007 Compensation Analysis. We confirm that, in future filings, to the extent the Company relies on benchmark information from prior years, the Company will continue to identify the benchmark companies in future filings.

2.

Further, it remains unclear whether you benchmarked against the publicly available data that you used to supplement the 2007 Compensation Analysis. Please tell us whether you benchmarked against this supplemental information. In addition, please confirm that you will disclose the identity of all benchmark companies in future filings, including those used to supplement information carried forward from prior years.

Response:

In Fiscal 2008, the Company did not utilize information relating to company specific compensation decisions other than Fiscal 2007 information from the Consultant Industry Group and Proxy Industry Group. Rather, reference in the 2008 Compensation Analysis to executive compensation data available through “public company disclosure” was made to reflect the Company’s ongoing analysis in Fiscal 2008 of publicly-available information relating to the general economic climate and compensation trends. The Company confirms that it will disclose the identity of all benchmark companies in future filings, including those used to supplement information carried forward from prior years.

In connection with our responses to these comments, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel Morris

March 27, 2009

If you have any further comments or questions concerning the responses contained in this letter, please call me at (641) 585-6808. You also may reach me via fax at (641) 585-6806 and e-mail at rbeebe@winnebagoind.com.

Kind regards,

Raymond M. Beebe
Vice President, General Counsel and Secretary
cc:	Theresa Messinese

Lyn Shenk

Matthew Spitzer